LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com



Please reply to Fax No: 020 7880 5111

01 February 2005

BY SWIFTAIR

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA



Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

PROCESSED
FEB 11 2005
THOMSON
FINANCIAL

Natasha A. Aziz
Assistant Company Secretary

cc. Ms Mary Gormley (Citibank)



Section 198 Notice

The Company has received notification from HBOS plc that together with its subsidiaries, it has a notifiable interest in 24,984,080 ordinary shares representing 3.349% of the issued share capital of the Company.

The registered holder of the above shares are as follows:

HSDL Nominees Limited	80	0.000%
State Street Nominees Limited	1,215,000	0.153%
State Street Nominees Limited	6,321,000	0.847%
State Street Nominees Limited	7,363,000	0.987%
State Street Nominees Limited	10,085,000	1.352%
Aggregate material holding of HBOS Group	24,984,080	3.349%

LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111

01 February 2005

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA


PROCESSING
SECTION
SEC MAIL
RECEIVED
FEB 04 2005
179
WASH. D.C.

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Natasha A. Aziz
Assistant Company Secretary

cc. Ms Mary Gormley (Citibank)


laura
ashley

Section 198 Notice

The Company has received notification from HBOS plc that together with its subsidiaries, it has a notifiable interest in 24,984,080 ordinary shares representing 3.349% of the issued share capital of the Company.

The registered holder of the above shares are as follows:

HSDL Nominees Limited	80	0.000%
State Street Nominees Limited	1,215,000	0.153%
State Street Nominees Limited	6,321,000	0.847%
State Street Nominees Limited	7,363,000	0.987%
State Street Nominees Limited	10,085,000	1.352%
Aggregate material holding of HBOS Group	24,984,080	3.349%